Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 30, 2019

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Karner Blue Animal Welfare Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Marianne Dobelbower:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on August 12, 2019. These comments relate to the Trust’s Post-Effective Amendment Nos. 136 and 139, filed on June 25, 2019 (Accession No. 0001398344-19-011147). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

RESPONSE LETTER

Prospectus

Cover Page

1.	Please add the appropriate ticker symbol for each class of shares.

Response: The requested ticker symbols will be added.

Summary: Fees and Expenses

2.	If there are no shareholder fees to be paid directly from a shareholder’s investment, please consider removing the “Shareholder Fees” table on page 1.

Response: The Trust believes it is helpful to shareholders to specifically indicate that the Fund has no shareholder fees. In addition, the Trust desires to be consistent with similar disclosure in other series of the Trust. Therefore, the Trust respectfully declines to remove the “Shareholder Fees” table.

3.	In footnote three of the “Annual Fund Operating Expenses” table starting on page 1, the disclosure indicates that the expense limitation agreement will terminate automatically upon the termination of the investment advisory agreement. Please clarify whether this can occur prior to the period reflected by the table titled “Annual Fund Operating Expenses.”

Response: The last two sentences of this footnote will be revised to read as follows:

“Prior to September 30, 2021, this agreement may not be modified or terminated without approval of the Board of Trustees (the “Board”); provided, however, this agreement will terminate automatically if the Fund’s investment advisory agreement (the “Advisory Agreement”) with the Adviser is terminated.”

4.	In footnote three of the “Annual Fund Operating Expenses” table starting on page 1, please clarify that the 3-year period for reimbursement begins on the date of the reimbursement or waiver, and not at the end of the month in which the reimbursement or waiver occurred.

Response: The language will be revised to read as follows:

“Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years after the date on which such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred.”

5.	Please confirm the accuracy of the “3 Years” column of the “Example” table in the Section titled, “Fees and Expenses.”

Response: The “Example” table will be revised to read as set forth below:

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Fund remain the same and the contractual agreement to limit expenses remains in effect only until September 30, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$127	$459
Institutional Class	$102	$392
ButterflyTM Class	$87	$349

Summary: Principal Investment Strategies and Risks

6.	Please revise the Principal Investment Strategies section as necessary to ensure compliance with Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund will change its name from the “Karner Blue Animal Welfare Fund,” to the “Karner Blue Animal Impact Fund.” Accordingly, the Fund does not believe the new name triggers the requirements under Rule 35d-1(a)(2).

7.	Please revise the disclosure regarding the identification of “Primary Industries” to better clarify how each of the five factors directly pertains to animal welfare.

Response: The disclosure for the five factors will be modified as follows:

The Adviser considers a number of business activities when identifying Primary Industries, which may include, but are not limited to, the following:

1)	Manufacturing or distributing products that use animals, animal products or animal product substitutes during the production process, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

2)	Conducting research or scientific investigations involving animals, animal products or animal product substitutes, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

3)	Providing services, including, without limitation, entertainment and travel and leisure services, that have an impact on animal welfare, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

4)	Having business operations that are significantly linked to the sustainability of animal habitats through activities such as natural resources use and certain commodities-related activity such as mining, waste management and environmental emissions, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity; or

5)	Businesses that generally seek to improve animal welfare by developing or offering products or services that would benefit animals or improve public opinion about animals.

8.	Please revise the Principal Investment Strategies section as necessary to define how the Fund defines “Emerging Markets.”

Response: The Trust will revise the language as follows:

The Fund may also purchase small- and micro-cap equity securities, and emerging market securities. The Fund defines small-cap securities as those with market capitalizations between $300 million and $2 billion, and micro-cap securities as those under $300 million. The Fund defines emerging market securities as those that provide exposure to companies that are domiciled in any country included in the Morningstar Emerging Market Index. The Fund may also lend securities.

9.	Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Fund respectfully declines to modify the presentation of the Fund’s principal risks. The Fund’s understanding is that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Fund is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks and may require constant re-ranking.

10.	Please consider whether investing in foreign securities on foreign exchanges is a principal strategy of the Fund, and, if not, consider revising the risk disclosure titled “Foreign Securities Risk.”

Response: The Fund will strike the reference to foreign securities on foreign exchanges as a principal risk of the Fund.

11.	Please consider additional disclosure to clarify the phrase “having integrated animal welfare considerations” in the principal risk disclosure titled, “Investment Style and Management Risk.”

Response: The language will be revised to read as follows:

“Companies that the Adviser identifies as having integrated animal welfare considerations into their business operations, such as those that fulfill the identification criteria of Primary Industries as described above, may underperform relative to companies that do not engage in such activity and there is no guarantee that such companies will be able to generate long-term total returns.”

12.	Please clarify which industries are subject to additional regulatory risk as described in the principal risk disclosure titled, “Regulatory Risk.”

Response: The Fund will remove the reference to the Regulatory Risk disclosure.

Additional Information: Principal Investment Strategies and Risks

13.	Please confirm whether the Fund’s principal investment strategy will include investing in ADRs that are sponsored, unsponsored, or both, as well as GDRs or EDRs.

Response: The Fund confirms that its principal investment strategy involves both sponsored and unsponsored ADRs, but that GDRs and EDRs will not be principal strategies or risks of the Fund.

14.	Please consider additional disclosure regarding the criteria by which the investment adviser will identify industries that it believes will significantly impact the welfare of animals.

Response: The Fund will revise the disclosure to read as follows:

“The Adviser forms its universe of potential securities by first identifying Primary Industries that it believes most significantly impact the welfare of animals.

The Adviser considers a number of business activities when identifying Primary Industries, which may include, but are not limited to, the following:

1)	Manufacturing or distributing products that use animals, animal products or animal product substitutes during the production process, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

2)	Conducting research or scientific investigations involving animals, animal products or animal product substitutes, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

3)	Providing services, including, without limitation, entertainment and travel and leisure services, that have an impact on animal welfare, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity;

4)	Having business operations that are significantly linked to the sustainability of animal habitats through activities such as natural resources use and certain commodities-related activity such as mining, waste management and environmental emissions, and how the relevant company engages in this activity in a way that the Adviser believes promotes animal welfare over that company’s peers engaged in similar activity; or

5)	Business that generally seek to improve animal welfare by developing or offering products or services that would benefit animals or improve public opinion about animals.

Analytical frameworks are then developed for each Primary Industry based on certain weighted key performance indicators, which enable the Adviser to measure the animal welfare performance of peer companies across that Primary Industry. Companies are then filtered by certain minimum requirements, including baseline environmental, social and governance criteria. Companies with animal welfare scores above their industry’s mean are eligible for purchase by the Fund.

The Adviser will also evaluate companies that operate in Secondary Industries to identify companies that make significant contributions to animal welfare outside of their normal business operations and which therefore present opportunities to meaningfully advance animal welfare.”

15.	Please consider whether exchange traded funds will be a principal risk of the Fund.

Response: The Fund will remove the risk disclosure titled, “Investment in Exchange-Traded Funds.”

Historical Performance of the Adviser’s Private Accounts

16.	Please remove the section titled, “Historical Performance of the Adviser’s Private Accounts.”

Response: The Fund will remove the section.

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck
Secretary